Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna releases its position statement on Global

Industry Standard on Tailings Management

Vancouver, December 21, 2022: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it has published its Global Industry Standard on Tailings Management (GISTM) position statement, which articulates Fortuna’s approach to tailings management along with its implementation commitments. The GISTM position statement can be found on the Company’s website.

Jorge A. Ganoza, President and CEO, commented, “Our commitment to generate shared value over the long-term for our stakeholders involves adapting strategically our business practices and standards, enabling us to better cope with risks, opportunities and expectations in business relationships.” Mr. Ganoza added, “At Fortuna, we consider tailings management to be paramount to responsible mining and the adoption of GISTM allows us to refine our approach to safe tailings management and a way to ensure operational excellence.”

Fortuna and its subsidiaries recognize that safe tailings management is a core component of sustainable precious metals production and that a tailings incident could have major impacts on the surrounding environment, host communities, the local economy, our operations and the broader industry.

Tailings and waste rock are regular by-products of mining and minerals processing and require safe storage and responsible management. Fortuna currently has three tailings storage facilities (TSFs) in operation, three TSFs in closure or partial closure and one TSF under construction. Fortuna is committed to ensuring continued TSF safety and structural integrity across the life cycle of each of the facilities in its portfolio. Fortuna is also committed to reviewing and incorporating additional relevant best practices in its safe tailings management.

TSF failures are unacceptable and can be prevented. Fortuna is committed to avert possible failures and ensure public safety and recognizes GISTM as the leading global guidance for the mining industry, alongside standards and guidelines issued by the Canadian Dam Association (CDA), the Australian National Committee on Large Dams (ANCOLD) and the Mining Association of Canada’s Towards Sustainable Mining® (TSM).

Safe Tailings Management Commitments

Fortuna’s existing tailings standards, based on the CDA and ANCOLD, already demonstrate strong technical alignment with GISTM. Fortuna is using GISTM to guide the adaptation of a broader tailings management approach and has developed a work plan for its implementation over the next five years.

Under this refined safe tailings management approach, Fortuna commits to:

1.	Adopt GISTM and achieve compliance to applicable GISTM requirements during the first year of operation for new TSFs
2.	Continue to conduct necessary studies to assess and fulfill GISTM applicable requirements for all TSFs owned and operated by Fortuna, in order to:

a.	Ensure compliance with applicable GISTM TOPIC IV on Management and Governance requirements, by the end of 2024

b.	Ensure compliance of the applicable requirements of GISTM TOPIC III on design, construction, operation and monitoring for all company owned TSFs, by the end of 2025

c.	Ensure compliance of all other applicable requirements of GISTM for all company owned TSFs, by the end of 2027

2022 Progress on Implementation of GISTM Guidance

As part of its efforts to align with GISTM, Fortuna has, to date:

✓	Approved a TSF governance standard aligned with GISTM requirements
✓	Provided regular updates to executive management and the board of directors on safe tailings management and GISTM implementation
✓	Designated the Senior Vice President of Sustainability as our Accountable Executive (AE) directly answerable to the Chief Executive Officer on matters related to TSFs
✓	Hired a Corporate Responsible Tailings Facility Engineer (CRTFE)
✓	Designated a Responsible Tailings Facility Engineer (RTFE) at each operating site with TSFs
✓	Ensured that the Engineer of Record (EOR) conducted dam breach analysis and assigned a consequence classification for each TSF
✓	Ensured that EORs prepared or participated in the following reports: design, construction records, Operation, Maintenance, and Surveillance (OMS) manual, annual performance reviews and Emergency Preparedness and Response Plan (EPRP)

2023 Work Plan

To ensure proactive implementation of the GISTM guidance, Fortuna plans in 2023 to:

a.	Finalize the implementation of its TSF governance standard and ensure integration of the standard into Fortuna’s Health Safety Environment Community (HSEC) management systems
b.	Update and approve a TSF technical standard, water management standard, change management system standard and other standards that may support GISTM compliance
c.	Establish and convene an Independent Tailings Review Board (ITRB) to review and refine technologies, TSF design, risk management and impact management for any active TSFs with potential consequences assessed as being very high or extreme according to GISTM
d.	Begin conducting third-party Dam Safety Review (DSR) for any active TSFs with potential consequences assessed as being very high or extreme
e.	Create or refine key documents, such as TSF site characterization, design basis report and deviance accountability report
f.	Begin to assess social, environmental and local economic impacts of a TSF and develop the associated impact mitigation and management plans
g.	Update Fortuna’s policies and sustainability relevant standards, systems and practices to enhance Fortuna’s commitment to safe tailings management and GISTM guidance

Fortuna has started its journey of implementing GISTM, the leading global guidance for the mining industry. Stakeholders are seeking to ensure that Fortuna is doing its part in managing tailings risk by meeting its commitments to public safety and responsible governance of its TSFs and to manage its facilities in accordance with best practices. Fortuna believes that incorporating additional best practices will further enhance the Company’s ability to deliver long lasting value to all stakeholders, including local communities of interest, shareholders and insurance companies.

Qualified Person

Mathieu Veillette, Corporate Manager Water and Tailings for the Company, is a Professional Engineer registered with Engineers and Geoscientists British Columbia (EGBC Registration Number 28397) and is the Corporate Responsible Tailings Facility Engineer and a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects. Mr. Veillette has reviewed and approved the scientific and technical information pertaining to the Global Industry Standard on Tailings Management contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the continued demand for the core minerals and metals that the Company produces; the Company’s ability to create stakeholder value; the Company’s proposed work plans to implement the Global Industry Standard on Tailings Management (GISTM”) over the next five years, including performing the necessary studies to assess and fulfill applicable GISTM requirements; the Company’s intention that all of its existing tailings storage facilities will be managed in conformity with GISTM by the end of 2027; the Company's business strategy, plans and outlook; the future financial or operating performance of the Company; and anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “intended”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, that could limit our ability to conform with the GISTM in line with the Company’s intentions and work plans; our ability to conform with GISTM; the impacts of conformity with GISTM on our business; the availability of applicable technology on reasonable terms; changes in general economic conditions and financial markets; the continued rising rates of global inflation which impact the costs of operations; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; the imposition of capital controls in countries in which the Company operates; the continuance of currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to actual climate-change consequences; changes in tailings management standards; changes in laws and regulations related to tailings management; adequate technology on reasonable terms; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 and other geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.